Mail Stop 6010

								September 2, 2005


Jinyuan Li
Chief Executive Officer
Tiens Biotech Group (USA), Inc.
No. 6, Yuanquan Rd.
Wuqing New Tech Industrial Park
Tianjin, China

	Re:	Tiens Biotech Group (USA), Inc.
		Form 10-KSB/A for the Year Ended December 31, 2004
		Filed August 11, 2005
		File No. 0-49666

Dear Mr. Li:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB/A

Item 8A. Controls and Procedures, page 48

1. We note that in response to comment 3, you state in the response letter that the CEO and CFO concluded the disclosure controls and procedures were effective as of December 31, 2004 and that the disclosure is revised to reflect that fact. However, it does not appear the disclosure was revised. Therefore, we reissue the comment.
Please state in an amended Form 10-KSB the CEO and CFO`s conclusion regarding the effectiveness of the disclosure controls and procedures.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Todd Sherman at (202) 551-3665 or Kevin Woody at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Mitchell S. Nussbaum, Esq.
	Loeb & Loeb LLP
	345 Park Avenue
	New York, NY 10154-0037
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Jinyuan Li
Tiens Biotech Group (USA), Inc.
September 2, 2005
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